SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR PARTNERS WITH AMADEUS GDS

Ryanair, Europe's favourite low fares airline, today (24 Sep) announced a new GDS partnership with Amadeus, Europe's leading provider of advanced technology solutions for the global travel industry, allowing Amadeus-affiliated travel agents across Europe access to Ryanair's low fares and Europe's largest route network.

The combination of Ryanair's low fares, extensive route network at primary and secondary airports, and leading market share in most of Europe's major travel markets, and Amadeus' technology, will enable Ryanair to further improve its business travel offering. This partnership (Ryanair's second GDS agreement) follows the August launch of Ryanair Business Plus and a dedicated corporate and groups service, which will allow even more businesses access to Ryanair's low fares, saving European companies millions in travel expenses every year.

This is the latest in an on-going programme of Ryanair customer improvements, including the launch of the new Ryanair website, a new app with mobile boarding passes, allocated seating, a second carry-on bag allowance and a dedicated family service, Family Extra, as Ryanair continues to offer so much more than just the lowest fares.

In Cologne, Ryanair CEO, Michael O'Leary said:

"Ryanair is pleased to partner with Amadeus whose technology represents a significant opportunity for us to reach a wider range of business and corporate customers. With more than 27% of our customers already travelling on business, we are continuing to improve Europe's best business service, with the lowest fares, most on-time flights and our tailored Business Plus service.
For business travellers, corporations and TMCs, this agreement will mean greater access to our low fares and Europe's largest route network."

Amadeus' SVP Distribution, Holger Taubmann added:

"Ryanair is the world's most successful low fare airlines so we are delighted the airline has seen the value of working with Amadeus to increase its reach, yield and merchandising capabilities. Our technology will enable travel agencies to book Ryanair flights easily and seamlessly. For our subscriber partners, this agreement underlines our commitment to continued innovation in order to offer the widest possible range of airline content."

ENDS

For further information
please contact:
Robin Kiely                                                                Joe Carmody
Ryanair Ltd                                                                Edelman Ireland
Tel: +353-1-8121212                                               Tel: +353-1-6789 333
press@ryanair.com                                                  ryanair@edelman.com

Follow us on Twitter: @Ryanair

About Ryanair:
Ryanair is Europe's favourite airline, operating more than 1,600 daily flights from 69 bases, connecting 186 destinations in 30 countries and operating a fleet of more than 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 280 new Boeing 737 aircraft, as well as options for 100 more Boeing 737 MAX 200s, which will enable Ryanair to lower fares and grow traffic from 86m this year to over 150m p.a. in 2024. Ryanair currently has a team of more than 9,500 highly skilled aviation professionals, and has an industry leading 30-year safety record.

About Amadeus:
Amadeus is a leading provider of advanced technology solutions for the global travel industry. Customer groups include travel providers (e.g. airlines, hotels, rail and ferry operators, etc.), travel sellers (travel agencies and websites), and travel buyers (corporations and travel management companies). The Amadeus group employs around 10,000 people worldwide, across central sites in Madrid (corporate headquarters), Nice (development) and Erding (operations), as well as 71 local Amadeus Commercial Organisations globally.
The group operates a transaction-based business model. For the year ended December 31, 2013 the company reported revenues of €3,103.7million and EBITDA of €1,188.7 million.
Amadeus is listed on the Spanish Stock Exchange under the symbol "AMS.MC" and is a component of the IBEX 35 index.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 September, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary